Mail Stop 3561

January 30, 2009

Richard W. Dreiling, Chief Executive Officer
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

> **Re: Dollar General Corporation**
> **Form 10-K for the Fiscal Year Ended February 1, 2008**
> **Filed March 28, 2008**
> **Form 10-Q for the Fiscal Period Ended October 31, 2008**
> **Filed December 3, 2008**
> **File No. 1-11421**

Dear Mr. Dreiling:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Period Ended February 1, 2008

Selected Financial Data, page 22

1. Please provide footnotes to the Selected Financial Data which explain how comparable stores sales and net sales per square foot are determined.

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 24

2. In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, please address the following:

- In the first paragraph on page 26, you state that, based on the completion of Project Alpha in 2006, you slowed your store growth, closed 403 stores that "did not meet [y]our recently developed store criteria," and eliminated your packaway inventory strategy. Also, you state that in 2006 you implemented the EZstore process. Please describe these actions in greater detail and discuss how they will impact your operations going forward.
- Also in the first paragraph on page 26, you state that you believe that the elimination of packaway inventory and the implementation of your EZstore process "contributed to [y]our ability to show significant improvements in the shopability and manageability of [y]our stores in 2007" and "also led to [y]our successful reduction of store employee turnover in 2007." Please discuss the bases for these beliefs and their impact, if any, in future periods.
- In the second paragraph on page 26, you state that in 2007 you "worked closely with KKR to refine [y]our strategic initiatives and set goals to improve [y]our operational and financial performance." Specifically, you state that you continued to slow store growth, defined specific operational and financial benchmarks to monitor and measure your progress against your management processes, refined your real estate processes, improved your distribution and transportation logistics, and accelerated your efforts to refine your pricing strategy, increase direct foreign sourcing, and expand your private label offering. In this regard, you state that "[a]ll of these initiatives are ongoing," and that you "continue to expect them to positively impact [y]our gross profit, sales productivity, and capital efficiency in 2008 and beyond." Please describe in greater detail each of these initiatives and discuss the manner in which you expect them to positively impact your operations going forward.
- In your 2008 Priorities subsection on page 27, you state that you plan to continue to improve on your value and convenience model by implementing merchandising and operational improvements. In this regard, you state that you "are focused on further improving [your] financial performance" by taking certain actions you describe in the bullet points on the bottom of page 27 and the top of page 28. Please describe in greater detail how you will undertake these actions. For example, you state that you are focused on improving your gross margins by decreasing inventory shrink, refining your pricing strategy, optimizing your merchandise offering, expanding and improving your private label offering, and improving and expanding your

foreign sourcing. Please discuss the manner in which you plan on accomplishing each of these goals.

- On page 28, you state that you plan to open approximately 200 new stores and to remodel or relocate approximately 400 stores in 2008. Please discuss how you will choose where to open the new stores and how you will choose which stores to remodel or relocate.

Results of Operations, page 29

3. We note that your analysis of results for 2007 combines the results of the predecessor and successor companies. Please remove your presentation of combined results for 2007 as we do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the merger. Instead, you should separately discuss the historical results of the predecessor and the successor periods for 2007. If you believe that a comparison of pro forma results would provide valuable information and possibly a more relevant analysis of trends and changes, we will not object if you wish to augment your analysis of historical results by providing a supplemental analysis comparing the pro forma results of the successor for the year ended February 1, 2008 to the pro forma results for the year ended February 2, 2007, where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X. If you choose to present this pro forma analysis, you should explain to your readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of pro forma statements of operations for the years ended February 1, 2008 and February 2, 2007 will be necessary in order to facilitate an understanding of the basis of the information being discussed, unless those same statements are already included in the filing. Please note that your analysis of results for 2006 as compared to 2005 should remain on a historical basis.

4. Where you discuss the percentage change in comparable store sales from year to year, please disclose the dollar amount of comparable store sales and the number of stores included in comparable store sales for each period. We believe such disclosure would allow investors to better understand the portion of the overall change in net sales that relates to new stores versus comparable stores. Please disclose this same information under Selected Financial Data for all five periods presented.

Liquidity and Capital Resources, page 33

5. Please remove your discussion of combined changes in cash flows for the predecessor and successor periods for 2007 as we do not believe it is meaningful or appropriate to merely combine such information. Instead you should

separately discuss cash flows for the historical predecessor and successor periods as presented in the statements of cash flows.

Cash Flows from Financing Activities, page 45

6. You state that to finance your merger, you issued common stock in the amount of approximately $2.8 billion. Please tell us where in the document you discuss this issuance of $2.8 billion in common stock. If you have not discussed this issuance in your document, please do so in future filings.

Financial Statements for Fiscal Year Ended February 1, 2008, page 53

Report of Independent Registered Public Accounting Firm, page 53

7. We note that your independent accountants have provided an opinion on your consolidated statements of operations, shareholders' equity and cash flows for the periods from March 6, 2007 to February 1, 2008 (Successor) and February 3, 2007 to July 6, 2007 (Predecessor) and the years ended February 2, 2007 and February 3, 2006 (Predecessor). The opinion on the stub periods for the Successor and Predecessor overlap and, in addition, the period from March 6, 2007 to February 1, 2008 (Successor) does not agree to the period for the Successor shown in the headings on the related financial statements. While we understand that the intent is to include the activity of Buck Acquisition Corp. for the period from March 6, 2007 through February 1, 2008 in the Successor period, the periods shown in the opinion do not clarify this presentation. Please have your independent accountants revise their opinion to present the periods covered in a manner more consistent with your financial statement presentation.

Note 1. Basis of presentation and accounting policies, page 59

8. We note your disclosure that the consolidated financial statements include all of your subsidiaries except for a not-for-profit subsidiary with immaterial assets and revenues. Please tell us why you have excluded this subsidiary from your consolidated financial statements and the basis in GAAP for your accounting. Please also tell us how this subsidiary was treated in your determination and allocation of the purchase price in the Merger.

Note 2. Merger, page 73

9. It appears that the Merger falls within the scope of EITF 88-16 since a NEWCO was used to acquire an OLDCO in a single highly leveraged transaction. If you do not agree, please advise. If you do agree, please show us how you incorporated any carryover of predecessor basis into the purchase price determination. If due to an immaterial amount of continuing shareholders you did

> not apply this accounting, please explain and quantify how you were able to
> determine non-application was immaterial. We may have further comment.

Note 7. Commitments and contingencies, page 84

Leases, page 84

10. Please explain to us how you were able to conclude that it was appropriate to offset the Ardmore Note and the South Boston Notes against the related lease financing obligations for these distribution centers ("DCs") because a legal right of offset exists. We note your disclosure that in 1997 and 1999 you sold three DCs located in Ardmore, Oklahoma and South Boston, Virginia for 100% cash consideration and concurrently leased the properties back for periods of 23 and 25 years. You say you reflected these transactions as financing obligations due to, among other things, the lessor's ability to put the properties back to the Company under certain circumstances. You further disclose on page 13 of your October 31, 2008 Form 10-Q that the Merger and certain of the related financing transactions may be interpreted as giving rise to certain trigger events which may include events of default under the leases for these three DCs possibly requiring you to purchase the three DCs for a total net cost of approximately $112 million. We also note your disclosure that you do not believe such an interpretation would be appropriate under the terms of the leases or that resolution of the issues would result in the necessity to purchase the DCs and that you believe you have negotiated proposed lease terms that would be implemented if the landlord were to sell or refinance the property. However, you say that the ultimate resolution of these negotiations is primarily dependent on conditions in the real estate and financial markets. Please be sure to include consideration of the impact of these factors on the existence of a legal right of offset in your response.

Item 11. Executive Compensation, page 116

Compensation Discussion and Analysis, page 117

11. On the top of page 118, you state that "[p]rior to the Merger, the Compensation Committee selected Hewitt Associates as its compensation consultant." Please tell us, and disclose in future filings, whether you retained Hewitt after the merger as an outside compensation advisor. If so, in future filings, please discuss whether your chief executive officer after the merger, Richard W. Dreiling, has met with representatives of Hewitt regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Hewitt has worked after the merger, if any. Also, please discuss whether the nature and scope of Hewitt's assignment and the material elements of the instructions or directions given to it regarding the performance of its duties changed after the merger and, if so, describe the changes.

12. In future filings, please discuss whether your executive officers, including Richard W. Dreiling, have a role in determining executive compensation following the merger, as David A. Perdue and Challis Lowe did before the merger.

Elements of 2007 NEO Compensation, page 119

13. On page 119, you state that because David A. Perdue and Richard W. Dreiling determined that each named executive officer performed satisfactorily in 2006 and 2007, "as a threshold matter each NEO was eligible for a salary increase." Also, on page 121, you state that "[b]ecause Mr. Dreiling determined that each NEO performed satisfactorily overall in 2007, as a threshold matter each NEO was eligible to receive a 2007 Teamshare payout to the extent [you] achieved the relevant EBITDA performance target." Therefore, it appears that your chief executive officer must make an individual determination regarding each named executive officer's individual performance. If true, in future filings, please disclose the criteria that your chief executive officer uses to determine each named executive officer's individual performance. In this regard, please discuss whether the determination is based on obtaining certain objective financial results or whether it is a subjective determination. If the business objectives are quantified, please specify those business objectives. See Item 402 (b)(2)(v) of Regulation S-K.

14. On page 120, you state that the compensation committee set the EBITDA-based performance level target at $570 million for 2007, with the threshold and maximum levels at 90% and 110% of $570 million, respectively. However, on page 121, you indicate that David L. Beré's 2007 EBITDA-based performance levels were $630 million for the threshold payout, $700 million for the target payout, and $770 million for the maximum payout. In future filings, please clarify the 2007 EBITDA-based performance level threshold, target, and maximum amounts for all of your named executive officers. Also, if these figures vary for different named executive officers, please explain the reason or reasons for the variation and the reason or reasons that you chose these particular varying percentages for the different named executive officers.

15. On page 126, you state that Richard W. Dreiling's potential Teamshare payouts for reaching the threshold, target, and maximum EBITDA-based performance levels were 50%, 100%, and 200%, respectively, of base salary. Also, on page 121, you state that David L. Beré's potential Teamshare payouts for reaching the threshold, target, and maximum EBITDA-based performance levels were 35%, 140%, and 280%, respectively, of base salary, and that the other named executive officers' payouts for reaching the threshold, target, and maximum EBITDA-based performance levels were 32.5%, 65%, and 130%, respectively, of base salary. In future filings, please explain the reason or reasons for the variation and the reason

or reasons that you chose these particular varying percentages for the different named executive officers.

Grants of Plan-Based Awards During Fiscal 2007, page 131

16. In footnotes (3) and (5) to your table in this section and in footnote (1) to your table in the Outstanding Equity Awards at 2007 Fiscal Year-End section, you state that your board determined the fair market value of one share of your common stock on the grant date "in good faith." In future filings, please disclose the factors considered by the board to make this determination.

Outstanding Equity Awards at 2007 Fiscal Year-End, page 134

17. In future filings, please include the last two columns in your table as required by Items 402(f)(2)(ix) and 402(f)(2)(x) of Regulation S-K or tell us why it is not appropriate for you to do so.

Item 13. Certain Relationships and Related Transactions, and Director…, page 158

18. In future filings, please disclose whether the terms in all of your transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

(c) Related Party Transactions, page 159

(1) Relationships with Management, page 159

19. Some of the transactions and agreements with management you disclose in this subsection appear to fall under Instruction 5 to Item 404(a) of Regulation S-K. If true, in future filings, please do not include those transactions and agreements in this subsection or tell us why it is appropriate for you to do so.

(d) Related Party Transaction Approval Policy, page 165

20. In future filings, please revise your disclosure to describe your current policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Form 10-Q for Fiscal Period Ended October 31, 2008

General

21. The comments on the Form 10-K should also be implemented in future filings on Form 10-Q to the extent applicable.

Item 2. Management's Discussion and Analysis of Financial Condition and…, page 29

Results of Operations, page 31

22. We note your disclosure in the discussions of the results of operations for the 13 and 39 week periods ended October 31, 2008 that you recorded LIFO charges of $15.7 million and $31.8 million, respectively. You describe these charges as resulting from inflationary product cost pressures primarily related to commodity cost increases and you disclose in Note 1 to your financial statements that you expect continued inflation. Please expand your disclosure to provide a discussion of the increased commodity cost pressures, the specific nature of such pressures and the anticipated impact of the expected continuing inflation on your future operating results particularly in light of current economic conditions. Please note that the anticipated effect of known trends is required disclosure. Refer to Item 303 of Regulation S-K.

Financial Statements, page 2

Note 5. Commitments and contingencies, page 13

Legal proceedings, page 13

23. We note your disclosure that you reached an agreement in principle to settle a class action shareholders' lawsuit relating to the Merger. You disclose that you recorded a charge of approximately $34.5 million in the third quarter of 2008 in connection with the proposed settlement, which is net of anticipated insurance proceeds. Please quantify the insurance proceeds netted against this charge and tell us how you were able to determine that the collection of the insurance proceeds is probable. Your response should specifically address how the receivable meets all the criteria for recognition.

Note 6. Income taxes, page 17

24. We note your disclosure that during the 13-week period ended October 31, 2008, you filed an accounting method change request with the Internal Revenue Service. You disclose that due to this filing, you reflected various changes to previously recorded income taxes reserves, deferred taxes payable, taxes receivable, interest

expense and goodwill. Please tell us the nature of the accounting method change
you requested and, citing authoritative accounting guidance, explain the reasons
for your adjustments to the affected items.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time
when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filings;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact, Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew
Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments
on the financial statements and related matters. Please contact John Fieldsend, Attorney-
Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director